UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________________________________________________________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation Retirement Savings Plan
Form 11-K for the Fiscal Year ended December 31, 2024
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The AES Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2008.
Tysons, Virginia
June 26, 2025

The AES Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	December 31,
	2024	2023
INVESTMENTS AT FAIR VALUE	$718,056,945	$618,569,500
RECEIVABLES:
Notes receivable from participants	7,310,205	6,048,768
Participant contributions	300,087	789,480
Employer contributions	2,522,519	1,742,881
Total receivables	10,132,811	8,581,129
NET ASSETS AVAILABLE FOR BENEFITS	$728,189,756	$627,150,629
See accompanying notes to financial statements.

The AES Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024

ADDITIONS:
Contributions:
Participant (including rollover contributions of $11,759,054)	$46,794,162
Employer	39,406,257
Total contributions	86,200,419
Net appreciation in fair value of investments	71,796,587
Interest income from notes receivable from participants	529,234
Investment interest and dividends	9,244,814
Total additions	167,771,054
DEDUCTIONS:
Benefits paid to participants	(66,672,623)
Administration expenses	(249,906)
Total deductions	(66,922,529)
INCREASE IN NET ASSETS BEFORE TRANSFERS	100,848,525
NET TRANSFERS INTO THE PLAN	190,602
INCREASE IN NET ASSETS AFTER TRANSFERS	101,039,127
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	627,150,629
End of year	$728,189,756
See accompanying notes to financial statements.

The AES Corporation Retirement Savings Plan
Notes to Financial Statements
As of December 31, 2024 and 2023, and for the year ended December 31, 2024
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”) was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions — All contributions to the Plan are made in cash. Participants may make pre-tax or Roth contributions up to 85% of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Starting January 1, 2017, the Company makes non-elective contributions equal to 4% of the participant's compensation, subject to the annual maximum limits determined by the IRS.
If the Company exceeds the midpoint of predefined financial metrics, the Company may contribute discretionary profit sharing of up to 1% of the participant’s compensation, at management's discretion. The Company did not award any profit sharing contributions for the year ended December 31, 2024.
Participant Accounts — Each participant’s account is credited with the participant’s and the employer’s contributions, and the earnings on investments in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting — Participants are immediately vested in their pre-tax, Roth, after-tax, and matching contributions, including earnings thereon. Vesting in employer profit sharing and non-elective contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 0.5%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits — Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:
•less than $5,000, the Plan makes an automatic rollover to an IRA on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and
•greater than $5,000, the participant may elect to (i) receive a lump sum distribution equal to the value of their vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy. Distributions can be made in cash, common stock of AES (to the extent the participant has vested amounts invested in AES common stock), or a combination of both.
In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.
Forfeitures — At December 31, 2024 and 2023, forfeited nonvested account balances totaled $739,477 and $656,893, respectively. Forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2024 were $977,751. During the year ended December 31, 2024, employer contributions were reduced by $742,083 that was reallocated from forfeited nonvested accounts and forfeited nonvested accounts were used to pay Plan administration expenses of $178,933.
Voting Rights — The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments — The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions in one or more of the Plan's investment funds. On March 20, 2018, the AES common stock investment option was closed to future contributions, with the exception of dividend reinvestment. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions.
Plan Amendments and Transfers — Effective January 1, 2025, the Plan was amended to allow non-union employees of AES Ohio to be eligible for benefits under the Plan, allow for student loan repayment matching contributions, increase the automatic IRA rollover limit from $5,000 to $7,000, increase the catch-up contribution limit applicable to participants aged 60-63, and allow self-certification of hardship withdrawals. These amendments are not expected to have a material impact on the Plan.
Effective January 1, 2022, the Plan was amended to allow plan-to-plan transfers with respect to certain employees who transfer employment within the Company. During 2024, a net amount of $190,602 in plan assets was transferred into the Plan, including $26,447 in outstanding participant loans.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Plan Administration and Related Expenses — The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. T. Rowe Price has been the Plan Trustee since October 1, 2015. Administrative expenses of the Plan are offset using forfeitures and revenue sharing received from investments in mutual funds and other investment options to T. Rowe Price from record keeping and related services. All remaining administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Payment of Benefits — Benefits are recorded when paid.
Fair Value — Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.
To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1 — Unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals, or inputs derived from observable market data by correlation or other means.
Level 3 — Pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable and notes receivable for participant loans, approximates their fair value.
Investments and Revenue Recognition — The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices. All Plan investments that are classified within the fair value hierarchy are actively traded in an open market to support classification of the fair value measurement as Level 1.
The Plan's investments in collective investment trusts are valued using the net asset value quoted by the trustee, which is the readily determinable fair value and the basis for current transactions. The net asset value is calculated by each fund's manager based on the fair value, as determined by the investment provider, of the underlying assets held by the fund less its liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.
Risks and Uncertainties — Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
New Accounting Pronouncements — As of December 31, 2024, there were no new accounting standards issued and not yet adopted that would have a material impact on the Plan's financial statements.

3.   INVESTMENTS
All of the Plan's investments are measured at quoted market prices in active markets for identical assets except for its investments in collective investment trusts, which are measured at net asset value. The following table sets forth the Plan’s investments by type:

		December 31,
	Pricing Category	2024	2023
Collective Investment Trusts	Level 1	$527,740,064	$423,419,787
Self-Directed Investments	Level 1	71,122,755	61,116,575
Mutual Funds	Level 1	64,519,325	55,339,209
The AES Corporation Common Stock	Level 1	29,651,191	49,761,880
Money Market Funds	Level 1	25,023,610	28,932,049
Total investments		$718,056,945	$618,569,500
The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2024 and 2023, the closing quoted price of the Company’s common stock was $12.87 and $19.25 per share, respectively.
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants represents receivables from officers and employees of the Company ("the Plan Sponsor"), including the Plan Administrator. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party. The Plan also owns investments sponsored by the Trustee, T. Rowe Price. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2024 and 2023, the Plan held 2,303,900 and 2,585,032 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $28,407,897 and $29,977,712, respectively. Dividends earned by the Plan on the Company's common stock were $1,597,863 for the year ended December 31, 2024.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated July 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to receiving this determination by the IRS, the Plan was amended and restated. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1965292
Plan Number: 006
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 2,303,900 shares	$29,651,191
*	T Rowe Price	Retirement 2005 Trust Class B, 81,094 shares	1,693,247
*	T Rowe Price	Retirement 2010 Trust Class B, 4,636 shares	103,339
*	T Rowe Price	Retirement 2015 Trust Class B, 43,606 shares	1,061,815
*	T Rowe Price	Retirement 2020 Trust Class B, 345,537 shares	9,153,277
*	T Rowe Price	Retirement 2025 Trust Class B, 744,863 shares	21,563,773
*	T Rowe Price	Retirement 2030 Trust Class B, 1,114,799 shares	35,194,195
*	T Rowe Price	Retirement 2035 Trust Class B, 1,079,658 shares	36,805,541
*	T Rowe Price	Retirement 2040 Trust Class B, 1,207,862 shares	43,688,367
*	T Rowe Price	Retirement 2045 Trust Class B, 1,430,124 shares	53,343,631
*	T Rowe Price	Retirement 2050 Trust Class B, 1,076,255 shares	40,316,529
*	T Rowe Price	Retirement 2055 Trust Class B, 937,967 shares	35,136,246
*	T Rowe Price	Retirement 2060 Trust Class B, 862,289 shares	20,738,047
*	T Rowe Price	Retirement 2065 Trust Class B, 488,674 shares	7,359,436
*	T Rowe Price	Stable Value Fund Tr-N, 8,263,107 shares	8,263,107
	State Street	Global All Cap Equity ex-U.S. Index, 950,787 shares	13,303,410
	State Street	Small/Mid Cap Index Fund, 1,685,101 shares	31,034,500
	State Street	S&P 500 Index Fund, 6,043,453 shares	156,410,596
	State Street	US Bond Index Fund, 1,167,875 shares	12,571,008
	Metropolitan West	Total Return Bond Fund, 1,394,849 shares	12,386,263
	Capital Group	EuroPacific Growth Fund, 152,052 shares	8,096,743
	Capital Group	Washington Mutual Investors Fund, 124,795 shares	7,664,932
*	T Rowe Price	Blue Chip Growth Fund, 102,184 shares	19,032,777
	J.P Morgan	JP Morgan Small Cap Equity, 317,034 shares	17,338,610
	Vanguard	Federal Money Market Fund, 24,114,764 shares	24,114,764
*	T. Rowe Price	Government Money Market Fund, 908,846 shares	908,846
	Self-Directed Investments		71,122,755
*	Participant Loans	Interest (3.75% - 9.50%), maturing through 2038	7,310,205
	TOTAL		$725,367,150

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

This schedule has been prepared based on information certified as complete and accurate by T. Rowe Price, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ ANDY PEZZINO
	Name:	Andy Pezzino
	Title:	VP, Total Rewards and Chair of the AES Corporation Retirement Savings Plan Committee
Date:     June 26, 2025